January 29, 2008

Mail Stop 7010

*By U.S. Mail and facsimile to 405-879-9580*
Aubrey K. McClendon
Chairman and Chief Executive Officer
Newmont Mining Corporation
6100 Western Avenue
Oklahoma City, Oklahoma 73118

        **Re:**    **Chesapeake Energy Corporation**
               **Definitive Proxy Statement on Schedule 14A**
               **Filed April 30, 2007**
               **File No. 001-13726**

Dear Mr. McClendon:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

        Sincerely,

        Carmen Moncada-Terry
        Attorney Advisor